EXHIBIT 99.1
Risk Factors Related to Our Industry and Our Company
Changes in federal laws and regulations relating to education loans, particularly legislation affecting federally guaranteed consolidation loans, could materially adversely affect our results of operations.
     The Higher Education Act of 1965 must be reauthorized by Congress every five years and the FFEL Program is periodically amended. The United States Congress is currently considering reauthorization of the Act, which is scheduled to expire December 31, 2005. Changes in the Higher Education Act made in the two most recent reauthorizations have resulted in reductions in education loan yields paid to lenders, increased fees paid by lenders and a decreased level of federal guarantee. Federally guaranteed consolidation loans made up 90.3 percent of our loan originations for the year ended December 31, 2004, and 85.6 percent of our loan originations for the nine months ended September 30, 2005, and efforts underway to pass legislation that affects FFELP loans would have a significant impact on us.
On July 22, 2005, the U.S. House of Representative’s Education and Workforce Committee passed H.R. 609 to reauthorize the Higher Education Act. Among the key changes impacting CFS were the following:
•	Borrower choice of fixed or variable rate loan consolidation: Borrowers will have a choice between a fixed rate based on 91 day T-bill plus 3.3 percent or an annual reset variable rate loan based on 91 day T-bill plus 2.3 percent. A new .5 percent origination fee, paid by the borrower, will be charged on fixed rate consolidation loans.

•	Increased risk sharing: The loan guaranty will drop from 98 percent to 96 percent (in the case of Exceptional Performers, from 100 percent to 98 percent.)

•	Elimination of regular floor income: Lenders will be required to rebate to the federal government those returns on student loans where interest paid by the borrowers exceeds the special allowance formula (90 day commercial paper plus 2.64 percent.)

•	Repeal of the single holder rule, which in most cases, requires that a borrower consolidate his or her loans with a single lender if that lender holds all of the borrower’s FFELP loans. However, borrowers will be required to contact their current single lender to notify the lender of the borrower’s intent to consolidate with another lender.

•	Increased annual borrowing limits: First year loan limits are increased from $2,625 to $3,500, and succeeding undergraduate years from $3,500 to $4,500. Graduate unsubsidized borrowing limits are increased from $10,000 to 12,000 per year. Aggregate loan limits are not increased.

     The new interest rate structure for consolidation loans, if ultimately passed into law, could reduce the amount of income we can earn on the loans we originate in the future and reduce the demand for consolidation loans. H.R. 609 is expected to be voted on by the full House of Representatives later this year and further amendments are possible which could affect our business.
Additionally, on September 8, 2005, the Senate’s Health Education Labor and Pensions committee approved Senate Bill (S. 1614) reauthorizing the Higher Education Act, which differs materially from the House bill. Among the key changes impacting CFS were the following:
•	Implementation of the scheduled 2006 interest rate change from a variable rate to a fixed rate for Stafford loans and PLUS loans. Stafford loans will have a fixed interest rate of 6.8 percent and PLUS loans will have a fixed interest rate of 8.5 percent, as opposed to 7.9 percent.

•	Increased risk sharing: The loan guaranty will drop from 98 percent to 97 percent for all lenders.

•	Elimination of the Exceptional Performer Designation, which provides that designated lenders and servicers receive a 100 percent guaranty on defaulted student loans.

•	Elimination of regular floor income: Lenders will be required to rebate to the federal government those returns on student loans where interest paid by the borrowers exceeds the special allowance formula (90 day commercial paper plus 2.64 percent). This provision is consistent with H.R. 609.

•	Total repeal of the single holder rule, which in most cases, requires that a borrower consolidate his or her loans with a single lender if that lender holds all of the borrower’s FFELP loans.

•	Increased lender paid fee on consolidation loans from .5 percent to 1 percent.

•	Expanded PLUS loan eligibility to include graduate and professional students as well as their parents.

•	Required 1 percent fee charged by Guaranty Agencies for each disbursement.

•	Expanded Credit Bureau Reporting Requirements: Lenders must report student loan information to all national credit bureaus and must report the type of student loan rather than a generic classification such as “installment loans”.

•	Increased annual borrowing limits: First year loan limits are increased from $2,625 to $3,500, and succeeding undergraduate years from $3,500 to $4,500. Graduate unsubsidized borrowing limits are increased from $10,000 to 12,000 per year. Unsubsidized loan limits for coursework necessary to enroll in a graduate program or for a professional credential are increased from $5,000 to $7,000. Aggregate loan limits are not increased.
The full Senate has not scheduled a vote on S.1614, and may not do so until next year. Also, amendments to the Senate bill are possible.

In light of the fact that the Senate and the House Reauthorization Bills materially differ, they will ultimately have to be reconciled in conference committee by the two legislative chambers. The ultimate content and timing of completed legislation is unknown.
     Moreover, there can be no assurance that the provisions of the Higher Education Act will be reauthorized by December 31, 2005, when the current authorization lapses. Although Congress has consistently extended the effective date of the Higher Education Act, it may elect not to reauthorize the Department of Education’s ability to provide interest subsidies and federal guarantees for student loans. Such a failure to reauthorize would reduce the number of federally guaranteed student loans available for us to originate in the future and could materially reduce our results of operations.
     Changes in the interpretations of the Higher Education Act issued by the U.S. Department of Education could negatively impact our loan originations.
     The U.S. Department of Education oversees and implements the Higher Education Act and periodically issues regulations and interpretations of that Act. Changes in such regulations and interpretations could negatively impact our business.
     Currently, if only one lender holds all of a student’s FFELP loans, then another lender cannot consolidate the loans away from the current holder unless the current holder refuses, or does not offer, to consolidate the loans for the borrower. This regulation is referred to as the single holder rule. Historically, we did not believe the single holder rule limited the ability of a borrower to consolidate FFELP loans held by a single lender with the William D. Ford Federal Direct Loan Program (“FDLP loans”). However, the U.S. Department of Education issued a letter on April 29, 2004, that limited the ability of borrowers having FFELP loans that are held by a single lender and FDLP loans to obtain a FFELP consolidation loan with any lender other than the lender holding all of the borrower’s FFELP loans. This new ruling was scheduled to go into effect in September 2004. However, on August 26, 2004, the U.S. Department of Education issued a letter stating the new ruling would not go into effect until September 2005. Subsequently, the Department pushed out the effective date of their ruling until March 31, 2006. We believe that the delayed effective date may be further extended by the Department, if Congress has not completed HEA reauthorization by March 31, 2006; however, there can be no assurance of this extension. As noted in the first risk factor, both H.R. 609 and S. 1614 would repeal the single holder rule.
     In addition, we marketed and offered FFELP consolidation loans to borrowers seeking to refinance only their FDLP consolidation loans. However, in June 2004, the U.S. Department of Education’s servicers for the FDL Program informed us and, we believe, other FFELP loan originators that FFELP loans that refinance only FDLP consolidation loans would no longer be permitted. On August 26, 2004, the U.S. Department of Education issued a letter indicating this type of consolidation would be permitted unless reauthorization of the Higher Education Act were to change it.

     These rulings adversely affected loan originations in 2004 and the first three of quarters of 2005 and could adversely affect the volume of loan originations in the future.
Significantly decreased demand for consolidation loans would materially reduce our revenue.
     A combination of increased consumer awareness, rising education debt volume and historically low interest rates available to borrowers from 2002 through mid-2005 resulted in a significant number of borrowers seeking to consolidate their variable-rate education loans into one loan. Of our total loan originations for the year ended December 31, 2004, 90.3 percent were consolidation loans, while 85.6 percent of the total originations were consolidation loans for the nine months ended September 30, 2005. One of the advantages of consolidation loans has been that borrowers have been able to fix the interest rate on their variable rate student loans at the then existing rate. When rates rise, which occurred on July 1, 2005, students may have less incentive to consolidate their loans at a fixed rate. Demand for consolidation loans could also decrease in the future as a result of a decrease in the pool of potential borrowers eligible to consolidate their loans. The Congressional Budget Office projects that FFELP consolidation loan volume will decrease from $35.9 billion in federal fiscal year 2004 to an estimated $31.2 billion in federal fiscal year 2005 and to $22.3 billion in federal fiscal year 2006. A significant portion of the borrowers eligible to consolidate their loans have loans held by one lender and, as a result of the single holder rule discussed in the prior risk factor, those loans are not available for consolidation by other lenders unless the original lender does not offer or refuses to consolidate those loans. Demand for consolidation loans could also decrease as a result of regulatory changes or if any of the legislative proposals described above are enacted. A significant decrease in demand for consolidation loans would have a material adverse effect upon our revenue, particularly our fees on loan sales.
We must comply with governmental regulations relating to our FFELP loans and guaranty agency rules and our business and results of operations could be materially adversely affected if we fail to meet these requirements.
     Our principal business is comprised of originating, holding and servicing education loans made and guaranteed pursuant to the FFEL Program. Most significant aspects of our lines of business are governed by the Higher Education Act and the regulations issued by the Department of Education. We must also meet various requirements of the guaranty agencies, which are private not-for-profit organizations or state agencies that have entered into federal reinsurance contracts with the Department of Education, in order to maintain the federal guarantee on our FFELP loans. These requirements establish origination and servicing requirements and procedural guidelines and specify school and borrower eligibility criteria. The federal guarantee of FFELP loans is conditioned on compliance with origination, servicing and collection standards set by the Department of Education and guaranty agencies. FFELP loans that are not originated, disbursed or serviced in accordance with Department of Education regulations risk loss of their guarantee, in full or in part.

     Our failure to comply with the regulatory requirements described above may arise from:
•	breaches of our internal control system, such as a failure to adjust manual or automated servicing functions following a change in regulatory requirements;

•	unintentional employee errors, such as inputting erroneous data or failure to adhere to established company processes;

•	technological defects, such as a malfunction in or destruction of our computer systems;

•	fraud by third parties who refer loan applications to us or from whom we acquire originated loan applications; or

•	fraud by our employees or other persons in activities such as origination or borrower payment processing.
     If we fail to comply with any of the above requirements, we could incur penalties or lose the federal guarantee on some or all of our FFELP loans. In addition, even if we comply with the above requirements, a failure to comply by third parties with whom we conduct business may be attributable to us and result in our incurring penalties or losing the federal guarantee on some or all of our FFELP loans. If we experience a high rate of servicing deficiencies, we could incur costs associated with remedial servicing, and, if we are unsuccessful in curing such deficiencies, the eventual losses on the loans that are not cured could be material. Failure to comply with these laws and regulations could result in our liability to borrowers and potential class action suits.
     In May 2004, the Department of Education awarded the company exceptional performer status as a servicer thus making its loss claims on loans it services at SunTech, our loan servicing center, eligible to be paid to 100 percent of the unpaid principal and interest instead of the standard 98 percent for the 12-month period beginning June 1, 2004. In October 2004, SunTech identified a processing problem that had resulted in a number of borrowers not receiving final demand letters, a technical violation of the due diligence requirements of the Higher Education Act. The problem was corrected immediately, self-reported to the Department of Education and appropriate controls were put in place. The problem had not been identified during audits performed by the Department, other servicing compliance auditors or by the independent auditors retained to perform the exceptional performer audits under the department’s guidelines. In June 2005, seven months after being notified of the problem, the Department of Education informed the company that the exceptional performer designation had been withdrawn from SunTech due to this problem. The loss of the designation was made retroactive to September 1, 2004. Although we had subsequent discussions with the Department challenging the determination, the Department notified us in September 2005 that it would not reconsider its decision. We cannot predict whether the Department may take further adverse action against SunTech, such as revoking SunTech’s exceptional performer status retroactively to a period prior to September 1, 2004, or retroactively denying reimbursements for claims affected by the problem that had been paid on the basis of SunTech’s exceptional performer status. If the Department were to take further adverse action based on this problem, our operating results and financial condition would be adversely affected. We have re-applied for the exceptional performer designation and our application is currently being reviewed by the Department. We cannot predict whether SunTech will be re-designated an exceptional performer.
Changes in federal expenditures to support higher education financing could materially adversely affect our business.
     Congress is currently undertaking a budget reconciliation process for fiscal 2006. Due to the size of the current federal budget deficit, indications are that almost all federal programs will be impacted—including federal student loans. As part of the upcoming federal budget reconciliation process, which will overlap the pending HEA reauthorization process, proposals have been suggested which would, among other things, increase lender-paid loan origination fees, reduce the insurance on student loans, eliminate floor income, and change the interest rate on new consolidation loans to make the fixed rate less attractive to borrowers. It is unclear how these budget reconciliation proposals will ultimately evolve through the Congressional budget, authorizing, and appropriations processes. These budget proposals, if enacted, could materially reduce our loan originations and earnings.
We retain a significant portion of the FFELP and private loans we originate in our portfolio. We cannot predict whether we will suffer losses as a result of the performance of our assets and operations over the long term.
     Prior to 2002, we did not retain in our portfolio a significant amount of the loans we originated. We began retaining FFELP loans in 2002. We retained approximately 50 percent of our FFELP originations in 2004 and 2003 and 21 percent in 2002. Although we believe that the retained FFELP loans are valuable assets, due to their long duration and high quality (due to the government guarantee), we cannot assure you that over the long term our earnings from retaining loans in our portfolio will exceed the value of the income we would have received from selling those loans. The loans retained in our portfolio may be repaid prior to maturity, which would reduce the amount of interest we earn and expose us to reinvestment risk. Moreover, the loans retained in our portfolio could perform poorly in the future and our allowance for loan losses could be insufficient, which could materially reduce our earnings and impair our ability to access the asset-backed securitization market in the future on favorable terms. During the second quarter of 2005 we also began to retain a portion of the private loans (which do not have a government guarantee) we originate, which has introduced additional, different and higher prepayment, credit and liquidity risks. We have, however, been marketing, originating and servicing this type of loan since 2001 and, in addition, have obtained insurance from a double-A rated insurer to protect the company against some of the credit risks associated with these loans. We estimate that private loans will be less than 10 percent of our total portfolio by the end of 2006.

     In addition, we began servicing loans in April 2003, following our acquisition of SunTech. Although SunTech has been in business for more than 15 years and has serviced a significant portion of the loans we have originated since our formation in 1998, we have operated as a vertically integrated company offering loan servicing for only two years. If SunTech does not perform at the level of its historical performance, our business and results of operations could be materially adversely affected.
Our quarterly results of operations have varied significantly in the past and we expect they will continue to do so, which may cause our stock price to fluctuate.
     Our quarterly results of operations have varied significantly in the past and we expect they will continue to do so in the future. Over the past three fiscal years, our quarterly income (loss) before income tax provision (benefit) and accretion of dividends on preferred stock has ranged from a low of a $13.5 million loss in the second quarter of 2003 to a high of $29.4 million of income in the fourth quarter of 2004. In addition, over this period, our quarterly originations as a percentage of total annual originations have ranged from a low of 9.4 percent to a high of 36.4 percent. The market price of our common stock may decline significantly if our future quarterly results of operations fall below the expectations of securities or industry analysts or investors.
     Our quarterly results of operations in any period will be particularly affected by the amount and timing of our loan application sales. Because we target a percentage of our loan originations to be retained on an annual, rather than quarterly basis, our quarterly results of operations will fluctuate. A number of additional factors, some of which are outside of our control, also will cause our quarterly results to fluctuate, including:
•	an increase in loan consolidations in November and December, as a result of the expiration of the six-month grace period for students graduating in May and June;

•	the effects of the July 1 reset in borrower interest rates. We give borrowers who complete loan applications during the second quarter the option to fund their loans prior to July 1, when the old rate is effective, or after July 1, when the new rate is effective. Accordingly, if any year’s borrower rate increases from the prior year’s borrower rate, a higher percentage of completed applications will be originated in the second quarter; conversely, if any year’s borrower rate decreases over the prior year’s borrower rate, the origination of a significant portion of the loan applications completed in the second quarter will be shifted to the third quarter.

•	seasonal patterns affecting private in-school loans, primarily an increase in private in-school loans and loan originations in the third and fourth quarter as students obtain loans to pay tuition, and a decrease in private in-school loan activity in the second quarter;

•	seasonal patterns affecting marketing expenses, as we generally market most heavily in the second and third quarters of the year in an effort to inform recent college graduates of their consolidation options and offer private in-school loans to students paying tuition;

•	the impact of general economic conditions;

•	changes in interest rates; and

•	the introduction of new product offerings.

     We forecast the volume and timing of our loan originations for our operational and financial planning on the basis of many factors and subjective judgments. Therefore, failure to generate originations according to our expectations in a particular quarter could materially decrease our net income for that quarter and the next, at a minimum.
Prescreened options notices may limit our ability to market our products and services.
     Recent regulations implementing section 213 of the Fair and Accurate Credit Transaction Act, also referred to as the FACT Act, which amended section 615(d)(15 I.S.C.) 1681m(d) of the Fair Credit Reporting Act, requires that prescreened solicitations sent to consumers contain a simple and easy to understand notice providing information about the offer and instructions on opting out of receiving future offers. This notice must be on the first page of the offer.
     This rule will restrict our ability to effectively market our products and services to new consumers to the extent that this rule results in an increased number of potential borrowers opting out of offers.
“Do not call” registries may limit our ability to market our products and services.
     Our direct marketing operations are subject to various federal and state “do not call” list requirements and may become subject to additional state “do not call” list requirements. The Federal Trade Commission maintains a centralized national “do not call” registry, through which consumers may have their phone numbers added to the national “do not call” registry.
     Generally, we are prohibited from calling anyone on that registry unless we have an existing relationship with that person. We also are required to pay a fee to access the registry on a quarterly basis. Fines of up to $11,000 per initial violation and up to $25,000 per subsequent violation and other possible penalties can be imposed for violations of the regulations. This rule may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with this rule may prove difficult, and we may incur penalties for improperly conducting our marketing activities. In addition, failure to comply with the terms of this rule could have a negative impact on our reputation.
     Forty-three states have “do not call” rules. Twenty-seven states use and/or enforce the national “do not call” registry and 17 states maintain their own “do not call” registry. The states have varying penalties and fines for noncompliance. Compliance and coordination with these state lists and with federal lists can be difficult and we may incur additional penalties for failure to comply with any of these lists, which could restrict our ability to effectively market our products and services to new consumers.

We derive a significant portion of our fee income under a small number of forward purchase agreements, and if we are not able to retain these agreements, or if our counterparties under these agreements reduce their willingness to acquire originated loans from us, our net revenue would be reduced and our results of operations would suffer.
     We enter into forward purchase agreements with financial institutions who agree to purchase and require that we sell to them, a portion of the FFELP consolidation loan applications and, more recently, FFELP consolidation loans that we originate. We also enter into forward purchase agreements with financial institutions who agree to purchase a substantial portion of the private consolidation applications we originate. Under these agreements, which are typically one- to three-year agreements, we generate loan applications or loans that are then forwarded to partnering financial institutions over pre-determined periods of time and for agreed upon fees. Two of our forward purchase agreements accounted for approximately 73.2 percent of our fee income in fiscal 2004 and 83.4 percent of our fee income in the first nine months of 2005 and 50.4 percent of our net revenue in fiscal 2004 and 58.5 percent of our net revenue in the first nine months of 2005. Revenue under our largest forward purchase agreement represented 61.6 percent of our fee income in fiscal 2004 and 72.5 percent of our fee income for the first nine months of 2005 and 42.4 percent of our net revenue for fiscal 2004 and 50.8 percent of our net revenue for the first nine months of 2005. We may not be able to retain or renew our key forward purchase agreements or our counterparties may decrease the level of originated loans they are willing to acquire from us. If a large forward purchase contract were cancelled or not renewed and not replaced by contracts with comparable terms, our fee income would significantly decline, and the loss of, or a significant reduction of, purchases by one or more of our significant forward purchase agreement counterparties could materially adversely affect our business, operating results and financial condition. We can provide no assurance that we will be able to renew these agreements or that suitable replacements can be found at acceptable rates or on acceptable terms.
     In the third quarter of 2005, we renegotiated our loan origination responsibility agreement with The Student Loan Corporation, an affiliate of Citibank, N.A. The Student Loan Corporation, or SLC, is our largest customer. Under the amended and restated agreement, SLC is obligated to purchase up to a certain dollar amount of consolidation loan applications originated by us under the Federal Family Education Loan Program and we are obligated to source to SLC, consolidation loan applications that are submitted by an applicant who has an underlying SLC or CitiBank loan as part of the consolidation application. Under the amended agreement, fee income as a percentage of loans originated has been reduced, retroactive to July 1, 2005.

Our inability to maintain relationships with our FFELP eligible lender or with lenders that originate our private loans, or the lender that makes the private loans that we market, purchase and retain, could have a material adverse effect on our ability to sustain or increase our business.
     When we originate FFELP loans on our own behalf or when we acquire FFELP loans from others, we engage The Bank of New York as our “eligible lender,” as defined in the Higher Education Act, to act as our trustee to hold title to all such originated and acquired FFELP loans. This eligible lender trustee holds the legal title to our FFELP loans, and we hold 100 percent of the beneficial interests in those loans. If we are unable to renew our contract with The Bank of New York, or if the contract is terminated, we would have to find another institution to serve as our eligible lender. We can provide no assurance that we will be able to renew this contract or that a replacement eligible lender can be found at acceptable rates or on acceptable terms.
     Finally, we also have relationships with several lenders for whom we market and provide origination services for private in-school loans. In addition, we have relationships with a lender from whom we purchase private loans to retain on our balance sheet. The number of financial institutions willing to originate and finance these private in-school loans will be a significant factor in the growth of this market. As the market is less mature than that for federally guaranteed loans, there are, at present, fewer institutions originating and acquiring these loans. Accordingly, we can provide no assurance that we will be able to renew these contracts or that suitable replacements could be found or that we will find additional lenders willing to finance the volume of private loans that we may seek to market, originate or purchase, and therefore we could find it necessary to finance some or all of these loans ourselves.
     Any failure to maintain or replace contractual relationships with these financial institutions or lenders could seriously impair our ability to originate loans and generate revenue from originated loans, to recognize interest income from retained private loans and to sustain or increase our business.
If we are unable to increase our private education loans and loan originations and expand our channels of distribution as we plan, our business may not grow.
     Our strategy includes increasing the amount of private loans we originate, as well as expanding our channels of distribution and retaining a portion of these loans. We have less experience in these products and channels than in our business of marketing and originating FFELP consolidation loans through our direct to consumer channel. In connection with these strategies, we have invested and will continue to invest resources in market research and technology and have hired and trained and will continue to hire and train additional personnel, when necessary. If these strategies are not successful, our earnings may be adversely affected.

We may not be able to successfully make acquisitions or increase our profits from these acquisitions.
     We intend to pursue continued growth through acquisitions in the education finance industry. Such an acquisition strategy includes certain risks. For example:
•	we may be unable to identify acquisition candidates, negotiate definitive agreements on acceptable terms or, as necessary, secure additional financing;

•	we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities;

•	we may fail to achieve acquisition synergies;

•	our acquisition strategy, including the focus on the integration of operations of acquired entities, may divert management’s attention from the day-to-day operation of our businesses;

•	acquired loan or servicing portfolios may have unforeseen problems; or

•	key personnel at acquired companies may leave employment.
     In addition, we may compete for certain acquisition targets with companies having greater financial resources than ours. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations. Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could have a material adverse effect on our financial condition and results of operations, particularly during the periods immediately following any acquisitions.
     We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes and our debt capacity, as well as our debt service requirements. We cannot assure you, however, that we would be able to obtain needed financing in the event acquisition opportunities are identified. We also may consider financing acquisitions by issuing additional shares of common stock to raise capital or as consideration, which would dilute your ownership.
Our inability to maintain our relationships with third parties for whom we service loans could reduce our net income.
     Our inability to maintain strong relationships with servicing customers could result in loss of loan servicing volume generated by some of our loan servicing customers. We cannot assure you that these relationships will continue. As of December 31, 2004, approximately 58.8 percent of the loans we serviced were owned by third parties, while as of September 30, 2005, approximately 53.9 percent of the loans we serviced were owned by third parties. Of these, approximately 39.1 percent are subject to agreements that expire within the next 12 months. To the extent that our third-party servicing clients reduce the volume of education loans that we service on their behalf, our income would be reduced, and, to the extent the related costs could not be reduced correspondingly, our net income could be reduced. We might lose third-party servicing volume for a variety of reasons, including if our third-party servicing clients begin or increase internal servicing activities, shift volume to another service provider, or exit the FFEL Program or private loan business completely or if we fail to comply with applicable laws and regulations. The loss of such loan servicing volume could result in an adverse effect on our business.
     In January 2005, we were notified by Educaid®, Wachovia Education Finance, one of our largest third-party servicing customers that it would not be renewing its agreement relating to our servicing of federal consolidation loans on its behalf, which is due to expire in January 2006. Servicing fees from Educaid for this agreement represented approximately 28 percent of third-party servicing fees for both the quarter and the nine months ended September 30, 2005. The deconversion of the loans off of our system will take place in the fourth quarter of 2005.
If loan applications for federally guaranteed loans that we sell are subsequently found to be ineligible for the federal guarantee, we may be required to purchase such loans and reimburse the Department of Education for certain fees.
     Pursuant to the terms of our forward purchase agreements, FFELP loans that we originate must comply with all applicable laws and regulations and must be eligible for federal guarantee. A portion of the loan applications that we originate and sell are generated by third-party marketing entities with whom we have marketing contracts. If any of the loan applications that we sell under our forward purchase agreements, whether marketed by us or by a third-party marketer, are deemed ineligible for federal guarantee by a guaranty agency, we may be obligated to purchase those loans. We would also be required to reimburse the Department of Education for fees associated with those loans. Prior to 2001, a portion of the loan applications we originated were generated by referrals from collection agencies, including approximately $3.9 million in principal amount of loans generated by referrals from the Valley Acceptance Corporation. Individuals associated with Valley Acceptance have been charged with improper processing of loans, including loan applications that we originated and sold to third parties. To date, 59 claims relating to these loans have been returned to the guarantor by the Department of Education. The lender has asked us to purchase these loans. We are currently addressing the issue with the guarantor, lender and the Department of Education. If any of these or other loan applications that we originated are finally determined to be uninsured, including loans referred to us by other third-party marketers, we may be required to purchase additional loans in the future and reimburse the Department of Education for the associated fees, if any, which could have an adverse effect on our results of operations.
We could experience cash flow problems if a guaranty agency defaults on its guarantee obligation.
     A deterioration in the financial status of guaranty agencies, which are private not-for-profit organizations or state agencies, or in their ability to honor guarantee claims on defaulted student loans could result in a failure of these guaranty agencies to make their guarantee payments in a timely manner, if at all. If the Department of Education has determined that a guaranty agency is unable to meet its guarantee obligations, we may submit claims directly to the Department of Education, and the Department of Education would be required to pay the full guarantee claim. In such event, payment of the guarantee claims may not be made in a timely manner, which could adversely affect our liquidity.
     We have obtained insurance for the private loans that we retain on our portfolio. If the insurance provider for these loans is downgraded or is unable to meet its payment obligations, the cost of financing the private loan portfolio could increase, we will not be able to recover the insured loss and our financial results and liquidity could be adversely affected.
Fluctuations in interest rates may materially and adversely affect our net income.
     Because we expect to generate a significant portion of our earnings from the difference, or spread, between the yield we receive on our portfolio of loans and the cost of financing these loans, changes in interest rates could have a material effect on our results of operations. Although we have recently begun retaining some private loans in our portfolio, currently nearly all the loans in our portfolio are FFELP consolidation loans, which bear interest at a fixed rate. However, the yield we receive is the higher of the fixed rate or a variable rate determined under the FFEL Program. For consolidation loans in our portfolio, the FFELP-determined variable rate is 2.64 percent over the 91-day financial commercial paper rate. Substantially all interest costs on our debt obligations are determined based upon LIBOR, commercial paper or the results of auctions. Using the portfolio as of December 31, 2004, and September 30, 2005, and assuming normal portfolio payment patterns for the following 12-month periods, an increase in interest rates of 200 basis points would decrease our net interest income for the December 31, 2004, period by approximately $12.6 million and for the September 30, 2005, period by approximately $5.7 million, and an increase in interest rates of 100 basis points would decrease our net interest income for the December 31, 2004, period by approximately $8.2 million and for the September 30, 2005, period by approximately $3.9 million, while a corresponding decrease in these interest rates of 100 basis points would increase our net interest income for the December 31, 2004, period by approximately $14.3 million and for the September 30, 2005, period by approximately $7.5 million. Changes in interest rates, the composition of our loan portfolio and derivative instruments will impact the effect of interest rates on our earnings, and we cannot predict any such impact with any level of certainty. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Risk”.

The effect of our borrower benefit programs may adversely affect our net interest income.
     Our borrower benefit programs, which reduce the interest rates borrowers pay on their loans, could significantly reduce our net interest income. We offer borrower benefits as incentives to attract new borrowers and to improve our borrowers’ payment behavior. One incentive program reduces a borrower’s interest rate by 0.25 percent per annum for so long as the borrower makes monthly payments through automatic deductions from his or her checking or savings account. Approximately 29 percent of our borrowers currently participate in this program. In addition, one of our on-time incentive programs reduces their interest rates by 1.00 percent per annum after they have made their initial 36 payments on time and for so long as they continue to make subsequent payments on time. Although the on-time programs have not had a material impact on our net interest income since their implementation in 2002 (i.e.:, only 2.7 percent of our borrowers qualified for this incentive program as of September 30, 2005), our borrower benefits will in the future reduce the yield on our loan portfolio and reduce our net interest income. In addition, competition may cause us to modify or add other borrower benefit programs.
     Borrowers under our retained private loans may elect to defer payment of principal and interest while in school. If a borrower’s financial condition adversely changes while the borrower is in deferral, he or she may be unable to make timely payments once the loan payments begin coming due. If this occurs to a significant number of borrowers, we could experience higher default rates than anticipated in our private loan portfolio, which would adversely affect our operating results, liquidity and financial condition.
Our derivative instruments may not be successful in managing our interest rate risks and failure of counterparties to perform under certain derivative instruments could harm our business.
     When we utilize derivative instruments, we utilize them to manage our interest rate sensitivity. Although we do not use derivative instruments for speculative purposes, our derivative instruments do not meet the criteria set forth in Statement of Financial Accounting Standards, or SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, which allow offset of the changes in the fair value of the derivative instrument against the effects of the changes in the hedged item in the statement of income. Therefore, we only mark-to-market the derivative instruments with changes reflected in the income statement. The derivative instruments we use are typically interest rate swaps and interest rate caps, which have a duration of between 12 and 24 months. Our interest rate hedging strategy is designed to address fluctuations in the short term, rather than the long term. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, the counterparty to a derivative instrument could default on its obligation, thereby exposing us to credit risk. Further, we may have to repay certain costs, such as transaction fees or brokerage costs, if a derivative instrument is terminated by us. As a result, we cannot assure you that our economic hedging activities will not have an adverse impact on our results of operations or financial condition.

If we fail to renew our FFELP warehouse facility and revolving line of credit, or our private loan warehouse facility, our liquidity and results of operations could be adversely affected.
     Our primary funding needs are those required to finance our FFELP and private loan portfolios and satisfy our cash requirements for acquisitions, operating expenses and technological development. We rely upon two conduit warehouse facilities to support our short term funding needs. One facility is for FFELP loans and the other is for private loans The term of both the FFELP facility and the private loan facility is one year, and both facilities are renewable at the option of the lender and may be terminated at any time for cause. Currently, the aggregate short-term availability under our FFELP warehouse facility is $1.0 billion and the aggregate short term availability under our private loan warehouse facility is $180 million. There can be no assurance that we will be able to maintain the conduit facilities, increase the availability under the facilities or find alternative funding, if necessary. If the availability under either of our warehouse facilities were to decrease or terminate, our ability to retain loans could be reduced, which could adversely affect our results of operation on a short-and/or long-term basis. Our revolving line of credit may be terminated at any time upon the occurrence of an event of default. Unavailability of warehouse or revolving financing sources may subject us to the risk that we may be unable to meet our financial commitments to borrowers and creditors when due, unless we find alternative funding mechanisms.
If we are unable to access the asset-backed securitization market, which we rely on for substantially all of our long-term funding of loan originations, our liquidity and results of operations could be adversely affected.
     We rely upon asset-backed securitizations as our most significant source of long-term funding for our loan portfolio. Including the recent issuance of $1.3 billion of asset-backed notes, which closed in July 2005, we have issued $6.7 billion in asset-backed notes since 2001. Our access to the asset-backed securitization market is subject to conditions in the asset-backed securitization market over which we have no control. If the loans in our securitizations perform poorly, our ability to access the asset-backed securitization market may be impaired or the terms of future securitization may be more costly. If our access to the asset-backed securitization market were to decrease, we would have to find other methods to finance our loan originations on a long-term basis or be required to sell a larger portion of our originated loan applications, either of which, if available, may be less favorable than the asset-backed securitization market has been historically. In such event, our liquidity and results of operations could be adversely affected on a short- and/or long-term basis.

Our right to receive cash in excess of the principal balance of the loans funded from our securitizations is limited by their terms and performance.
     As part of our securitization transactions since 2002, we have borrowed funds in excess of the principal balance of the loans included in the applicable securitization transactions. A portion of these additional funds has been used to repay other indebtedness and is used to fund our operations. We also are entitled to receive excess spread from securitizations in the future, generally after the principal balance of the loans and restricted cash held in the securitizations equals the outstanding indebtedness. We currently expect to receive excess spread from our February 2003 issuance in April 2006, from our November 2003 issuance in May 2007, from our April 2004 issuance in March 2007, from our February 2005 issuance in June 2008 and from our July 2005 issuance in December 2006. However, our rights to cash flows from securitized loans are subordinate to noteholder interests, and these loans may fail to generate any cash flows beyond what is due to pay noteholders. Moreover, the cash generated from these loans may be restricted by these securitization vehicles for certain periods. Accordingly, adverse developments in the performance of our current and future securitizations could adversely affect our liquidity and cash flows.
Higher rates of prepayments of FFELP student loans could reduce our profits.
     Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time. Prepayments may occur for a variety of reasons, including: consolidation of student loans, which has historically tended to occur more frequently in low interest rate environments; borrower defaults, which may result in the receipt of a guarantee payment; and voluntary full or partial prepayments. The rate of voluntary prepayments of student loans may be influenced by a variety of economic, social and other factors affecting borrowers, including interest rates, the availability of alternative financing and legislative changes. Any legislation that permits borrowers to refinance existing consolidation loans at possibly lower interest rates could significantly increase the rate of prepayments on our student loans. In certain circumstances, borrowers may be eligible to consolidate a FFELP consolidation loan, such as obtaining subsequent Stafford or PLUS loans and consolidating them with previous FFELP consolidations. Such higher loan prepayments reduce the amount of cash generated in our securitizations, which, as described above, would adversely affect the amount of excess cash we receive from securitizations. In addition, loan prepayments generally result in a reduction in aggregate net interest income over the life of the loan.
If auctions for our auction-rate asset-backed notes are not successful, our cost of funding will increase and future securitizations may become costly.
     The interest rates on certain of our asset-backed securities are set and periodically reset via a “dutch auction” utilizing remarketing agents for varying intervals ranging from seven to 91 days. Of our $5.8 billion of asset-backed notes and lines of credit outstanding at September 30, 2005, 19.1 percent currently bear interest at rates based on auction rates. If there are insufficient potential bid orders in the auctions to purchase all of the notes offered for sale or being repriced, we could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. A failed auction or remarketing could also reduce the investor base of our future securitizations and other financing and debt instruments.
Future losses due to defaults on loans held by us present credit risk, which could adversely affect our earnings.
     At September 30, 2005, 99.0 percent of our loan portfolio was comprised of FFELP loans. FFELP loans typically benefit from a federal guarantee of 98 percent of their principal balance and accrued interest. We bear full risk of losses experienced for the 2 percent non-guaranteed portion of the loans. We maintain a risk sharing rate of 2 percent and loan loss reserves to reflect the potential liabilities that may result from defaults on the FFELP loans in our portfolio; however, we cannot predict whether the loan loss reserves or risk sharing rate are adequate.
     The performance of the FFELP loans in our portfolio is affected by the economy and other factors outside of our control, and a prolonged economic downturn may have an adverse effect on the credit performance of these loans. While we provide allowances estimated to cover losses that may be experienced in our loans that are federally guaranteed under the FFEL Program, there can be no assurance that such allowances will be sufficient to cover actual losses in the future, particularly since we do not have a long history of holding these loans. As we begin to retain private loans, we face the same risks of default without a federal guarantee and would be required to provide for a loan loss reserve. Increases in losses in excess of our allowance could adversely affect our results of operations in the future.
Access to alternative means of financing the costs of education may reduce demand for government guaranteed and private education loans.
     The demand for government guaranteed and private education loans could weaken if borrowers use other sources of funds to finance their post-secondary education. These sources include, among others:
•	home equity loans or lines of credit, under which families borrow money based on the value of their real estate;

•	Federal Direct Loan Program loans, if the Department of Education or schools increase the education loans available through the FDL Program;

•	pre-paid tuition plans, which allow students to pay tuition at today’s rates to cover tuition costs in the future;

•	529 plans, which are state-sponsored investment plans that allow a family to save funds for education expenses; and

•	education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings.

     If demand for government guaranteed or private education loans weakens, we would experience reduced demand for our products and services.
Competition from other originators, lenders and servicers and competition created by the Federal Direct Loan Program may materially adversely impact our business.
     We face significant competition from SLM Corporation, the parent company of Sallie Mae. SLM Corporation originated $18 billion of education loans through its preferred channel in 2004, services nearly half of all outstanding FFELP loans and is the largest holder of education loans, with a managed portfolio of more than $107 billion as of December 31, 2004. We also face intense competition from other education-related entities, such as The Student Loan Corporation, Nelnet, CIT (formerly Education Lending Group) and College Loan Corporation. As we seek to further expand our business, we will face numerous other competitors, many of which will be well established in the markets we seek to penetrate. Some of our current and potential competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. Several of these competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share than we are. Consequently, such competitors may have more flexibility to address the risks inherent in the education finance business. Finally, some of our competitors are tax-exempt organizations that do not pay federal or state income taxes. As a result of their tax-exempt status, these organizations may have access to a lower cost of funding their education loans than we do. These factors could give our competitors significant advantages.
     In 1992, Congress created the William D. Ford Federal Direct Loan Program, which we refer to as the FDL Program or the FDLP. Under the FDL Program, the Department of Education makes loans directly to student borrowers through the educational institutions they attend. FDL loans are available to students only if the institutions they attend participate in the FDL Program. The volume of student loans made under the FFEL Program and available for us to originate may be reduced to the extent loans are made to students under the FDL Program.
Failures in our information technology system could materially disrupt our business.
     Our servicing and operating processes are highly dependent upon our information technology system infrastructure, and we face the risk of business disruption if failures in our information systems occur, which could have a material impact upon our business and operations. We depend heavily on our own computer-based data processing systems in servicing both our own loans and those of third-party servicing customers. Problems or errors may occur in the future in connection with the conversion of newly originated and acquired loans to our platform. If servicing errors do occur, they may result in a loss of the federal guarantee or interest penalties on the FFELP loans that we service or in a failure to collect amounts due on the student loans that we service. A minor systems print queue problem in October 2004 caused us to retroactively lose our Exceptional Performer designation to September 1, 2004. A major physical disaster or other calamity that causes significant damage to our information systems could adversely affect our business. In addition, loss of our information systems for a sustained period of time could have a negative impact on our performance and ultimately on our cash flow in the event we were unable to process borrower payments.
If we fail to comply with governmental regulations relating to our private loan business, our business and results of operations could be adversely affected.
     We are expanding our private loan business and currently originate and facilitate the origination of private loans for third parties and market, purchase and retain private loans for and from a national bank. The origination, collection and retention of private loans is subject to federal and state consumer protection laws and regulations, including state usury and disclosure laws and related regulations, and the Federal Truth in Lending Act. These laws and regulations impose substantial requirements upon lenders and their agents, holders and servicers involved in consumer finance. Failure to comply with these governmental regulations could have an adverse effect on our business and results of operations.
If we become subject to the licensing laws of any jurisdiction or any additional government regulation, our compliance costs could increase significantly.
     In addition to being subject to certain state and federal consumer protection laws, which may change, we are currently licensed as telemarketers in two states. We could also become subject to other licensing laws due to changes in existing federal and state regulations. As a result, we could be required to (1) implement additional or different programs and information technology systems, (2) meet new licensing capital and reserve requirements or (3) incur additional administrative, compliance and third-party service costs. Furthermore, we could become subject to licensing laws in other states if we engage in licensable activities in the future such as home mortgage and equity loans and includes the risk that even if we were not physically present, a state could assert jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction and possibly affect the enforceability of the loans made in that state. Moreover, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business.
     In addition, other organizations with which we work are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients and if we purchase these loans from other lenders or holders. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

A failure to obtain trademark registrations and potential trademark infringement claims could cause us to incur additional costs and impede our marketing efforts.
     We believe that our success depends to a degree upon our ability to develop and maintain awareness of our corporate identifiers and brand names. We have applied for a U.S. service mark registration to protect our corporate name and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. We may be subject to claims of alleged infringement of the trademarks or other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and to cease using certain names or identifiers. Any of the foregoing could cause us to incur additional costs and impede our marketing efforts.
Failure to comply with restrictions on inducements under the Higher Education Act could harm our business.
     The Higher Education Act generally prohibits a lender from providing inducements to educational institutions or individuals in order to secure applicants for FFELP loans. However, the Department of Education permits de minimis gifts in connection with advertising FFELP loans. A change in the Department of Education’s position on these matters, could potentially result in the Department of Education imposing sanctions upon us if we fail to adapt our policies to comply with the new guidelines, and such failure could impact our business.
     We also have entered into various agreements to use marketing lists of prospective borrowers from sources such as associations. On occasion, we pay to acquire these lists and for completed loan applications resulting from these lists. We believe that such arrangements are permissible and do not violate restrictions on inducements, as they fit within a regulatory exception recognized by the Department of Education for generalized marketing and advertising activities. The Department of Education has provided sub regulatory guidance that such arrangements do not raise any improper inducement issues, since such arrangements fall within the generalized marketing exception. A change in the Department of Education’s position, could hurt our reputation and potentially result in the Department of Education imposing sanctions on us. These sanctions could negatively impact our business.

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